Filed by BlackRock Muni New York Intermediate Duration Fund, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: BlackRock Multi-State Municipal Series Trust

File No. 333-235834

Date: March 5, 2020

PLEASE VOTE NOW!

IMPORTANT NOTICE FOR SHAREHOLDERS OF

BLACKROCK MUNI NEW YORK INTERMEDIATE DURATION FUND, INC. (“MNE”)

VOTING NOW HELPS LOWER OVERALL PROXY COSTS AND ELIMINATES

FURTHER MAILINGS AND PHONE CALLS

Dear Stockholder,

Time is running short and a special meeting of shareholders of MNE (the “Special Meeting”) is rapidly approaching! You recently received proxy materials relating to the proposal to be voted on at the Special Meeting which will be held at the offices of BlackRock Advisors, LLC, 1 University Square Drive, Princeton, NJ 08540, on Wednesday, April 1, 2020, at 10:00 a.m. (Eastern Time). You are receiving this REMINDER notice because you held shares in MNE on the record date and we have not received your vote. Please help us avoid adjournments, phone calls, costs and additional mailings by promptly voting your shares.

For the reasons set forth in the proxy materials previously mailed to you, the Board of Directors of MNE believes that the proposal presented in the proxy materials is in the best interests of MNE and its shareholders and unanimously recommends that you vote “FOR” the approval of the proposal.

It is important that you vote, no matter how large or small your holdings may be.

We urge you to vote “FOR” the proposal by using one of the following options:

1. Vote Online - by logging onto the website listed on the enclosed proxy card or voting instruction form and following the instructions;

2. Vote by Touch-Tone Phone - by calling the toll-free number on the enclosed proxy card or voting instruction form and following the instructions; or

3. Vote By Mail - by completing and returning your executed proxy card or voting instruction form in the postage paid envelope provided.

Remember, your vote is very important and counts. Voting now will minimize the expenses incurred with further reminder mailings and solicitation calls. Please exercise your shareholder rights and vote today.

If you hold your shares in a brokerage or bank account (in “street name”), your broker or bank cannot vote your shares (as they have in past annual meetings) unless you vote utilizing one of the options listed above.

The proxy materials contain important information; please read them carefully. Copies of the Proxy Statement/Prospectus are available for free on the Securities and Exchange Commission’s website at www.sec.gov or by visiting https://www.proxy-direct.com/blk-31108 or calling the Fund’s proxy solicitor at 1-800-868-1391.

If you have any questions about the proposal, please call Georgeson LLC, MNE’s proxy solicitor, toll free at 1-800-868-1391.

If you have already voted, please disregard this notice.

Thank you for voting!

MNE_RMD1